Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NBT Bancorp Inc.:

We consent to the use of our reports dated February 28, 2012, with respect to the consolidated balance sheets of NBT Bancorp Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus, which is part of this Registration Statement.

/s/ KPMG LLP

Albany, New York

November 20, 2012